Exhibit 99.1

NEWS RELEASE

YAMANA GOLD DECLARES QUARTERLY DIVIDEND

 TORONTO, ONTARIO, February 24, 2011 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its first quarter 2011 dividend of US$0.03 per share.  Shareholders of record at the close of business on Thursday, March 31, 2011 will be entitled to receive payment of this dividend on Thursday, April 14, 2011. The dividend is an “eligible dividend” for Canadian tax purposes.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

OR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
(416) 815-0220
Email:  investor@yamana.com

or

Linda Armstrong
Director, Investor Relations
(416) 815-0220
Email: investor@yamana.com
www.yamana.com